Exhibit 99.1

For Immediate Release:  November 7, 2007

For More Information, Contact:

William D. Patterson, Senior Vice President and Chief Financial Officer

Phone:  603-913-2300

Fax: 603-913-2305

Pennichuck Corporation Announces Third Quarter 2007 Earnings

MERRIMACK, NH (November 7, 2007) – Pennichuck Corporation (NASDAQ: PNNW) today announced that for its third quarter ended September 30, 2007, net income was $1.6 million, or $.38 per share, compared with net income of $670,000, or $.16 per share, for the same quarter in 2006. The third quarter 2007 increase in earnings was due principally to higher regulated water utility operating income, offset in part by an increase in eminent domain-related costs, higher interest expense, reduced interest income, a lower allowance for funds used during construction (“AFUDC”), and higher income tax expense.

Third quarter 2007 regulated water utility operating income was up $2.1 million over the 2006 level due principally to the combined effects of higher water rates granted to the Company’s Pennichuck Water Works, Inc. subsidiary (“Pennichuck Water”) and to its Pennichuck East Utility, Inc. subsidiary (“Pennichuck East”), and higher water consumption which resulted from dryer weather conditions in the third quarter of 2007 as compared with the same period in 2006.  Rate relief was granted to Pennichuck Water primarily to allow it to recover a portion of the costs incurred to upgrade its water treatment plant to meet more stringent federally mandated water quality standards.  On August 24, 2007, an 11.99% temporary rate increase, which equates to an annualized revenue increase of approximately $501,000, was granted to Pennichuck East effective for service rendered on or after May 29, 2007. Combined third quarter 2007 utility operating expenses were essentially unchanged from the comparable year earlier period.

Third quarter 2007 eminent domain-related costs were $625,000, as compared to $377,000 for the same period in 2006, the increase being attributable to costs incurred to prepare for and conduct the merits hearing before the New Hampshire Public Utilities Commission (“NHPUC”).  Legal briefs summarizing the arguments of each party to the hearing are now due to be filed by mid-November, with reply briefs expected to be submitted within two weeks thereafter.  The Company expects a ruling from the NHPUC regarding its eminent domain dispute with the City of Nashua, New Hampshire near the end of 2007 or, more likely, in early 2008.  No portion of the Company’s eminent domain-related costs incurred to date have been charged or allocated to the Company's three water utilities and, accordingly, no portion of such costs are reflected in water rates.

For the nine months ended September 30, 2007, net income was $3.1 million, or $.74 per share, compared with net income of $118,000, or $.03 per share, for the nine months ended September 30, 2006.  The primary factors contributing to the higher comparative earnings for the nine month period this year were the same as those contributing to improved third quarter results, except that current year nine month results also benefited from a $1.2 million pre-tax gain from the sale of cell tower leases and a year-over-year $1.3 million reduction in eminent domain-related costs.  Nine months 2006 eminent domain-related costs, which totaled $2.0 million, were higher due principally to costs incurred in 2006 for legal and valuation expert advisory services related to the filing of testimony in preparation for the merits hearing.

Consolidated revenues for the third quarter of 2007 were $9.4 million compared with $7.4 million for the same quarter in 2006.  For the nine months ended September 30, 2007, consolidated revenues were $22.5 million compared with $18.4 million for the same period in 2006. Revenues for the quarter and nine months were higher due principally to the rate relief described above. Additionally, the Company experienced approximately 2% and 4% combined water utility customer growth for the three and nine month periods, respectively, resulting in a total combined customer base of approximately 32,800 at September 30, 2007.

Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities.  Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts.  The Company’s real estate operations are involved in the ownership, management and development of real estate in the greater Nashua, New Hampshire area.

Pennichuck Corporation’s common stock trades on the Nasdaq Stock Exchange under the symbol “PNNW”.  The Company’s website is at www.pennichuck.com.

This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation.  Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, timing and results of eminent domain proceedings before the New Hampshire Public Utilities Commission; the impact thereof on consolidated business operations; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; and, the impact of weather.  Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements.

Pennichuck Corporation Comparative Financial Results

Quarter Ended September 30:	2007	2006
Consolidated Revenues	$9,359,000	$7,366,000
Operating Income	$3,800,000	$1,699,000
Net Income	$1,613,000	$670,000
Earnings Per Share:
Basic	$.38	$.16
Diluted	$.38	$.16
Average Shares Outstanding:
Basic	4,222,996	4,210,436
Diluted	4,274,180	4,216,624

Nine Months Ended September 30:	2007	2006
Consolidated Revenues	$22,478,000	$18,351,000
Operating Income	$6,287,000	$2,919,000
Net Income	$3,124,000	$118,000
Earnings Per Share:
Basic	$.74	$.03
Diluted	$.73	$.03
Average Shares Outstanding:
Basic	4,220,578	4,202,130
Diluted	4,265,823	4,213,854